

Mail Stop 4631

August 19, 2009

Ms. Susanna Hilario
Chief Executive Officer and Chief Financial Officer
Atheron Inc.
3598 Durango St. Palanan
Makati City, Philippines 1235

> RE: **Form 10-K for the fiscal year ended August 31, 2008**
> **Forms 10-Q for the periods ended November 30, 2008, February 28, 2009 and May 31, 2009**
> **File No. 333-138189**

Dear Ms. Hilario:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2008</u>

Item 9A(T) – Controls and Procedures, page 20

1. Please amend your filing to include within management's report on internal control over financial reporting a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308T(a)(1) of Regulation S-K.

Item 15 – Exhibits, Financial Statements Schedules, page 25

Report of Independent Registered Public Accounting Firm, page F-1

2. The opinion paragraph of the auditor's report states that the financial statements
present fairly the results of operations and cash flows for the periods ended
August 31, 2007 and 2006 in conformity with U.S. generally accepted accounting
principles. Please make arrangements with your auditors to provide a signed,
reissued audit report which refers to the periods ended August 31, 2008 and 2007.
This report should be included in an amendment to your Form 10-K.

Exhibit 31 - Certifications

3. Please amend your August 31, 2008 Form 10-K, as well as your November 30,
2008 and February 28, 2009 Forms 10-Q, to provide the certifications of Section
302 of the Sarbanes-Oxley Act of 2002 that conform to the language in Item
601(B)(31) of Regulation S-K.   Specifically, please:
   - Include the phrase, "and internal control over financial reporting (as defined in
     Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction for
     paragraph 4;
   - Include paragraph 4(b) regarding the design of your internal control over
     financial reporting; and
   - Refer to "registrant' instead of "small business issuer" throughout the
     certifications.

   Please note that when you amend your Form 10-K and subsequent Forms 10-Q to
   provide the revised 302 certifications, the certifications should refer to your
   amended filings in the first paragraph and should be currently dated. In addition,
   please refile the Form 10-K and Forms 10-Q in their entirety.

                         *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the company

and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief